July 12, 2013

VIA EDGAR CORRESPONDENCE

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	James River Coal Company
Registration Statement on Form S-3
Filed June 6, 2013
File No. 333-189137
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
From 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 02, 2013
File No. 000-51129

Dear Mr. Reynolds:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated July 3, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), concerning the above-referenced filings.

We provide below responses to the Staff’s comments. These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. The Company will separately file a pre-effective amendment to its above-referenced Form S-3 (the “Amendment”) addressing the first and second comments of the Staff’s comment letter, as discussed below, and respectfully requests that the Staff consider the responses in this letter before the Company files the Amendment.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company and its wholly owned subsidiaries.

Form S-3

Risk Factors, page 3

1.	Please delete the language in the last sentence in the introductory paragraph where you reference risks and uncertainties that you have not described. All material risks should be described in your disclosure, and risks not deemed material should not be referenced.

Response: In response to the Staff’s comment, we will delete the last sentence in the introductory paragraph under the section entitled “Risk Factors” on page 3 of the Form S-3 where we reference risks and uncertainties that we have not described by filing the Amendment.

Additional Risks Related to This Offering, page 3

The level of our indebtedness…, page 3

2.	We note the statements that cash on hand will be sufficient throughout 2013 to meet debt covenants; your cash position beyond 2013 will depend on numerous factors; and that absent improvements to current market conditions, you would likely need to secure additional sources of liquidity to meet your cash requirements. Please revise to update your disclosure as of the most recent practicable date, clarifying the timeframe when you anticipate a liquidity shortfall “absent improvements to current market conditions.” In this regard, please revise to address your ability to generate adequate amounts of cash to meet your cash needs on both a long- and short-term basis. If you have identified a short or long-term material deficiency, please revise where appropriate to indicate the course of action you have taken or propose to take to remedy the deficiency.

Response: In response to the Staff’s comment, we will replace the third paragraph of the risk factor appearing under the section entitled “Risk Factors” on page 3 of the Form S-3 with the following paragraph by filing the Amendment:

We currently project that in 2013 our capital expenditures will be approximately $70 million, cash interest on our long term debt will be approximately $37 million and fees under our Revolver for letters of credit will total approximately $4 million. We expect that such expenditures will exceed cash generated by operations and will need to be funded through cash on hand. We expect that cash on hand will be sufficient throughout 2013 to meet our debt covenants even assuming such use of cash. However, our cash position beyond 2013 will depend on numerous factors such as the market for our coal, capital expenditures and commodity costs. Absent improvements to current market conditions, we would likely need to secure additional sources of liquidity to avoid falling below the $35 million cash requirement in our secured loan facility sometime during the first half of 2014. Prior to reaching these cash levels, we would likely take actions to reduce our usage of cash, which could include changes in our business to limit growth, reductions in capital expenditures, the sale of assets, or the reduction or curtailment of some of our operations. In addition to or in combination with these measures to reduce cash usage, we could seek additional debt or equity financing. The Company’s current debt agreements allow for $75.0 million of additional senior secured financing without any consents from lenders, although there can be no assurance that such additional secured financing would be available on satisfactory terms or at all. Our ongoing ability to satisfy working capital requirements and debt service obligations (including refinancing debt that matures in 2015), or fund planned capital expenditures, will substantially depend upon our future operating performance, debt covenants, and financial, market, business and other factors, some of which are beyond our control.

Form 10-K for the Fiscal Year Ended December 31, 2012

General Business page 2

3.	Please revise to include a map showing the locations of your operations pursuant to paragraph (b)(2) of Industry Guide 7.

Response: Paragraph (b)(2) of Industry Guide 7 provides that “Appropriate maps may be used to portray the locations of significant properties.” On pages 4 and 5 of the Form 10-K, we discuss our mining operations, including the locations of each of those operations. In response to the Staff’s comment, in future Form 10-K filings, we will include the following map, updated as appropriate, in addition to the written descriptions of our mining operations.

Reserves page 5

4.	Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports related to the reserves acquired with the acquisition of International Resource Partners LP, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Response: In response to the Staff’s comment, we have provided supplemental information, formatted as requested, directly to Mr. Coleman via overnight deliveries sent on July 12, 2013. We request, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Staff return this supplemental information to us promptly following completion of its review of the Company’s Form 10-K.

Mr. Bill Johnson (606-878-7411 ext. 4549) may be contacted if your engineer has technical questions about the materials submitted.

5.	We note your statement indicating that you perform your own economic feasibility analysis for your mineral reserves. Please revise to include the coal pricing and operating costs used in your economic feasibility pursuant to the Instructions to Item 102 of Regulation S-K.

Response: We respectfully submit that we have reviewed the Instructions to Item 102 of Regulation S-K and the various other items referenced therein, including Industry Guide 7, and are unable to identify any requirement that coal pricing and operating costs used in an economic feasibility analysis be disclosed. We have also reviewed the filings of several of our competitors and based on this review do not believe that it is industry practice to include this information in filings for competitive reasons. It should be noted that the economic feasibility information associated with the International Resources Partners LP reserve study has been provided to the Staff under separate cover as part of the supplemental information requested in Comment 4 of this letter. We would also note the risk factor disclosure on page 39 of the Form 10-K and the discussion in “Critical Accounting Estimates – Coal Reserves” on page 59 of the Form 10-K regarding the inherent uncertainties involved with estimating quantities and values of economically recoverable coal reserves, including those relating to “assumptions governing future prices and future operating costs” [6th bullet on each page]. We believe that these precautionary disclosures regarding assumed pricing and operating costs are more appropriate and meaningful to investors than are the actual figures themselves.

6.	Please revise to separate your metallurgical coal reserves from your steam coal reserves, or, include this information as a percentage of the total in your reserves table.

Response: Beginning on page 4 of the Form 10-K under the section entitled “Mining Operations”, we discuss each of our mining complexes and the seam that they are mining. We state under our Hampden Coal Complex that it produces metallurgical coal. The Hampden Coal complex is our only operation that currently produces metallurgical coal. In response to the Staff’s comment, we will modify the table on page 7 in future Form 10-K filings as follows, updated as appropriate, to further clarify the type of coal that each mining complex produces.

			Approximate Overall Reserve Quality (2) (3)
Mining Complex	Proven & Probable Reserves As of December 31, 2012 (1), (4) (millions of tons)	Estimated Years of Reserve Life Based on 2012 Production Levels	Sulfur Content (%)	Heat Value (Btu/Lb.)	Coal Type (5)
Central Appalachia
Bell County	8.7	26	1	13,500	Steam
Bledsoe	56	50	1.2	13,000	Steam
Blue Diamond Buckeye	49.1	40	1.2	13,200	Steam
Blue Diamond Leatherwood	74.2	67	1.1	13,700	Steam
Hampden	48.8	44	0.8	13,500	Metallurgical, Steam
Laurel Mountain	15.5	20	1.5	12,300	Steam
McCoy Elkhorn	47.4	32	1.6	13,300	Steam
Total/Average	299.7	42	1.2	13,200

Midwest
Triad	42	18	3.2	12,000	Steam

Footnotes (1) to (4) associated with this table in our 10K will not be modified.

(5)	Almost all of our reserves that we currently market as metallurgical coal also possess quality characteristics that would enable us to market them as steam coal. Approximately 90% of proven and probable reserves at our Hampden Mining Complex are metallurgical coal reserves.

Management’s Discussion and Analysis, page 42

7.	Please revise your Management’s Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. For example,

•	We note disclosure on pages 45, 48 and 53 regarding trends in your business and changes from year to year in financial statement line items and liquidity. Please revise to further clarify the developments or external events that underlie material changes and trends. In this regard, we note statements by management in recent earnings calls that you prepared your balance sheet to withstand a “two year bear market” and are in the third year of a bear market.

Response: We believe that currently the key external events that underlie the material changes and trends in our business are the price of natural gas and natural gas share of electricity production, increased governmental regulation, domestic and global economic conditions effecting coal prices, the demand for metallurgical coal, and our production costs. We respectfully submit that we have adequately described each of these major trends and external events in the “Trends and Uncertainties in Our Business” section of our Management Discussion and Analysis on page 45 of the Form 10-K. Additionally, in our discussion of our operating and other costs on page 48, we state that our “Our costs continue to be impacted by lower productivity due to increased federal and state regulatory scrutiny, a decrease in tons produced in response to market conditions and an increase in commodity prices.”

The management comment in a recent earnings call to the effect that we have prepared our balance sheet to withstand a “two year bear market” and are in the third year of a bear market, was intended to make the point that our current liquidity is not as strong as it was projected to be when substantial debt was incurred by the Company in 2011 to fund our acquisition of International Resource Partners LP and to provide additional liquidity. The “Liquidity and Capital Resources” section of our Management Discussion and Analysis on page 54 currently includes the statements

“We currently project that in 2013 our capital expenditures will be approximately $70 million, cash interest on our long term debt to be approximately $34 million and fees under our Revolver for letters of credit will total approximately $4 million. We expect that such expenditures will exceed cash generated by operations and will need to be funded through cash on hand; however we expect that cash on hand will be sufficient throughout 2013 to meet our debt covenants. Our cash position beyond 2013 will depend on numerous factors such as the market for our coal, capital expenditures, and commodity costs and absent improvements to current market conditions, we would likely need to secure additional sources of liquidity to meet our cash requirements.”

We believe these statements link the key developments and external events identified in the Form 10-K to our current liquidity. We also note that we intend to update the comparable Liquidity and Capital Resources disclosure in the upcoming 2nd Quarter 10-Q to include the revisions to the above disclosure that are described in our response to Comment 2 above. Given these disclosures, we do not believe that any further discussion of liquidity being lower than forecast in 2011 is necessary or helpful to the investor.

In response to the Staff’s comment, in order to further highlight the significant trends in our business, in future filings we will begin the “Trends and Uncertainties in Our Business” section of our Management Discussion and Analysis with a concise summary of the major trends and uncertainties impacting our business, which will then be discussed in detail in the “Trends and Uncertainties in Our Business” section. For example, we contemplate that the “Trends and Uncertainties in Our Business” section of our 10-Q for the quarter ended June 30, 2013 will open with a statement similar to the following:

The significant trends and developments that are currently impacting our business include the price of natural gas and natural gas’ share of electricity production, competition from other coal producing regions, U.S economic weakness, increased governmental regulation impacting our costs and the demand for our coal, and the demand for steel internationally which impacts the price of our metallurgical coal.

•	You disclose on page 53 that you had $8.5 million of unused borrowing capacity under the Revolver as of year-end. It is unclear, however, to what extent your existing senior secured obligations permit or restrict your ability to issue additional debt. In this regard, we note questions and discussion during recent earnings calls concerning your ability to “add debt at the senior secured level.”

Response: We acknowledge that we have not quantified in the Form 10-K the extent to which our existing debt facilities, including the senior secured debt facility, permit or restrict our ability to issue additional debt. This is because such restrictions are varied, complex and quantification is subject in part to a multiplier that changes on a quarterly basis. We therefore address the issue more broadly with the statement in the third paragraph on page 54 of the Form 10-K that “Our ability to seek additional debt or equity financing may be limited by our existing and any future financing arrangements, economic and financial conditions, or all three. In particular, our existing 2019 Senior Notes, 2015 Convertible Senior Notes, 2018 Convertible Senior Notes and Revolver restrict our ability to incur additional indebtedness.”

Our existing financing arrangements that restrict additional borrowing do, however, contain an exception that would allow for senior secured borrowings to be increased from the current $100 million level up to $175 million, which is the provision referred to by management in a recent earnings call. To enhance the disclosure regarding our liquidity, we will describe this feature in the “Liquidity” section of our Management Discussion and Analysis in future filings (currently the “Liquidity” section begins on page 53 of the Form 10-K). Currently, such disclosure would read as follows:

“Our current debt agreements allow us to incur senior secured debt up to the greater of $175.0 million or 2 times EBITDA for the four most recent fiscal quarters, which as of December 31, 2012 would have allowed us to incur an additional $75 million of senior secured debt. However, there is no commitment by any lender to lend such additional amounts and there can be no assurance that the Company would be able to secure such additional borrowings on acceptable terms or at all.”

•	We note the statement on page 45 that you use EBITDA as a key performance indicator, and that it is used in calculating compliance with your debt covenants. However, we are unable to locate discussion of the trends and underlying factors with respect to this key performance indicator.

Response: We acknowledge that we have not specifically identified the trends and underlying factors with respect to EBITDA, a key performance indicator. However, we define EBITDA as net income (loss) plus interest expense (net), income tax expense (benefit) and depreciation, depletion and amortization, and each of these individual components are included in the Selected Financial Data on page 40, and each of the key drivers of EBITDA (revenue, cost of coal sold, and selling, general and administrative expense) are specifically discussed in “Results of Operations” in Management Discussion and Analysis. As a result, the trends and underlying factors already discussed in the Form 10-K are also applicable to EBITDA.

To enhance an investor’s understanding of EBITDA and the trends and factors that affect it, we will modify in future filings the discussion of EBITDA on page 44 in the “Key Performance Indicators” section of our Management Discussion and Analysis to add the last two sentences highlighted below in order to expressly link the trends already discussed to EBITDA:

EBITDA and Adjusted EBITDA are also measures used by management to measure operating performance. We define EBITDA as net income (loss) plus interest expense (net), income tax expense (benefit) and depreciation, depletion and amortization. We regularly use EBITDA to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under U.S generally accepted accounting principles (US GAAP) and is not an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity.  Adjusted EBITDA is used in calculating compliance with our debt covenants and adjusts EBITDA for certain items as defined in our debt agreements, including stock compensation, acquisition costs and certain bank fees. The financial data that impact EBITDA include revenues, cost of coal sold and selling, general and administrative expenses which are further discussed in “Results of Operations. The trends and uncertainties addressed immediately below are the material trends and underlying factors with respect to EBITDA.

•	You disclose on page 53 that you are in compliance with all of the financial covenants under your outstanding debt instruments. However, you do not provide approximate quantified disclosure of the degree to which you are in compliance with the covenants.

Response: The Form 10-K currently includes cross references on page 53 under the “Liquidity and Capital Resources” section of our Management Discussion and Analysis to “Item 15 of Part IV, Financial Statements — Note 4 — Long Term Debt and Interest Expense” and “Part I - Item 1A - Risk Factors - We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these instruments,” which risk factor is on page 33 of the 10-K. Both Note 4 and this risk factor provide quantified disclosure of the degree to which we are in compliance with the applicable covenants.

To enhance and clarify the disclosure regarding covenant compliance, we will modify in future filings the wording on page 53 under the “Liquidity and Capital Resources” section of our Management Discussion and Analysis to specifically include information on our most restrictive covenants. Specifically such disclosure will incorporate the wording on our Fixed Charge Ratio and limit on capital expenditures included in “Item 15 of Part IV, Financial Statements 4 — Long Term Debt and Interest Expense” on page F-17 of the Form 10-K.

We also note that we intend to update the comparable Liquidity and Capital Resources disclosure in the upcoming 2nd Quarter 10-Q to include the revisions to the above disclosure that are described in our response to Comment 2 above.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Estimates

Evaluation of Long-Lived Assets for Impairment, page 25

8.	We note your disclosure that long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Considering (a) the decline in coal prices and demand for coal (b) the significant decline in revenue of approximately 37% during the quarter ended March 31, 2013 (c) the fact that you have idled 3 million tons of production capacity in Central Appalachia as disclosed on page 22 and (d) your history of losses for the years ended December 31, 2012 and 2011 and the quarter ended March 31, 2013, clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability. In this regard please provide us with the following:

•	Clarify what you consider an asset group (e.g. individual mine)
•	Clarify how many asset groups were tested for impairment during the current fiscal year
•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value). For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: At December 31, 2012, the Company performed an impairment analysis on the recoverability of its long-lived assets due to the existence of events that indicated that the carrying amount of these assets may not be recoverable. The analysis showed that we did not have an impairment of our long-lived assets as of December 31, 2012. As of March 31, 2013, these events continued to exist and as a result we considered the recoverability of our long-lived assets at that date. Our analysis as of March 31, 2013, consisted of a review of our projections made in our December 31, 2012 analysis to verify that no significant changes in our assumption had occurred. We concluded that our projections remained appropriate and thus we did not have an impairment of our long-lived assets as of March 31, 2013.

In our impairment analysis, we consider an asset group to be the region in which we operate (Central Appalachia and Midwest). While each of our mining complexes has identifiable cash costs, the fulfillment of the coal contracts is normally not site dependent. Thus the revenues are not meaningful for a given mine complex as we have the ability under our contracts and regularly ship from different locations to meet a contract. As a result, the mining decisions are based on the portfolio of mines in a region and how they fit into the contracts that we have in place, making each mine’s cash flows dependent on each other.

Our analysis indicated that our long-lived asset groups had estimated future undiscounted cash flows that exceeded their respective carrying amount by at least 100%. As a result, we have concluded that in the near term, impairments of our long-lived asset group would not be reasonably possible and disclosure of at-risk asset group was not warranted.

As discussed in Critical Accounting Estimates the key assumptions that we use include “assumptions about coal production, sales price for unpriced coal, cost to mine the coal and estimated residual value of property, plant and equipment.” Due to the projected remaining life of our reserves these projection are inherently subject to uncertainty. Specifically, our forecast of coal prices generally reflects a long-term outlook of market prices expected to be received for the coal, which is higher than current prices. The demand for our coal could change dramatically based on governmental regulations and availability of alternate fuel sources. If actual prices or demand for coal are less than our expectations, it could have a material impact on the fair value of our reporting units. Likewise our forecasts of costs to produce the coal are based on our operating forecasts. If actual prices are higher, if inflation increases above our expectation or if governmental regulations change with respect to our mining operations it could have a material impact on the fair value of our reporting units.

**********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention. Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely,

/s/ Samuel M. Hopkins, II
Samuel M. Hopkins, II
Vice President and Chief Accounting Officer